Exhibit 99.1

ATIF Holdings Limited Addresses Recent Stock Volatility

SHENZHEN, China, August 7, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today released a statement to address its recent stock volatility.

The statement provided by the Company is as follows:

•	Recently, several commonly used stockbrokerage applications disclosed a sharp decline in the number of ordinary shares held by major shareholders of the Company, which may have caused the recent volatility in the Company’s stock price.

•	The Company clarifies that its three major shareholders did not reduce their holdings of ordinary shares of the Company.

•	The Company has contacted operators of the stockbrokerage applications in question at the first opportunity and requested an immediate investigation and resolution of the situation, and the Company reserves the right to pursue legal actions.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com